02046935

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

For July 23, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Section 198 Notification dated July 2, 2002
2. Notification dated July 8, 2002
3. Notification dated July 9, 2002
4. Press release dated July 10, 2002
5. Press release dated July 10, 2002
6. Press release dated July 10, 2002
7. Section 198 Notification dated July 11, 2002
8. Notification dated July 11, 2002
9. Notification dated July 12, 2002
10. Press release dated July 15, 2002
11. Press release dated July 16, 2002
12. Notification dated July 17, 2002
13. Press release dated July 22, 2002
14. Press release dated July 23, 2002
15. Results for the quarter and six months ended June 30 ,2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: July 23, 2002

By:
Name: Tim Score
Title: Chief Financial Officer

Item 1

198/90/I

To: ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
England

Date: 2 July 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,019,260,961 shares outstanding)

Number of shares in which the Companies have an interest:

153,758,418

Name(s) of registered holder(s):

See Schedule B

As of 2 July 2002

ARM Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	153,758,418	15.09%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	52,235,697.00	5.12%
• Capital International Limited	53,781,178.00	5.28%
• Capital International S.A.	15,639,242.00	1.53%
• Capital International, Inc.	995,410.00	0.10%
• Capital Research and Management Company	31,106,891.00	3.05%
• EuroPacific Growth Fund	31,106,891.00	3.05%

Schedule A

Schedule of holdings in ARM Holdings plc
As of 2 July 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	7,861,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,111,317
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	21,230,972
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	386,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	8,851,608
Cede & Co. 55 Water Street New York, NY 10006	138,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,525,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,248,900

Citibank London 11 Old Jewry London EC2R 8D8 UK	827,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,264,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	100,600
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	461,000

Clydesdale Bank plc	1,800
TOTAL	**52,235,697**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,916,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	8,222,173
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	12,084,400
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	591,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	11,231,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	423,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	360,700
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	1,047,300

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	9,224,481
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	156,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	624,800
State Street Bank & Trust Co.	860,800
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	273,800
Citibank NA Toronto	80,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,712,380
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	2,665,100
Northern Trust AVFC South Africa	409,400

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	174,944
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	538,400
Bank One London	904,800
Clydesdale Bank plc	268,700
TOTAL	**53,781,178**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	97,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	288,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,443,002
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	141,900
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	1,184,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	349,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	238,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	70,900

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	4,084,500
State Street Bank & Trust Co.	250,300
National Westminster Bank	764,800
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	209,900
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	312,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	116,600
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,020,300

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	979,640
TOTAL	**15,639,242**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	288,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	291,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
State Street Bank & Trust Co.	296,100
TOTAL	995,410

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	31,106,891
TOTAL	31,106,891

Item 2

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

8 July 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We are writing to notify you that Morgan Stanley Securities Limited ("MSSL") disposed of its interest in some shares and American Depository Receipts in the Company on 4 July 2002, as a result of which its remaining aggregate interest is 49,320,590. This represents approximately 4.84% of the shares.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

George Sobek
Law Division

Registered in England and Wales, No. 2068222
Registered Office 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority
A member of the London Stock Exchange

Item 3

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

9 July 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 5 July 2002 we acquired an interest in the shares that resulted in our holding a total of 51,134,318 shares. This is due to our holding 27,437,573 ordinary shares and 7,898,915 American Depository Receipts (equivalent to 23,696,745 ordinary shares) being approximately 5.02% of the issued share capital of the Company.

We have transferred from time to time 29,154,422 shares to a third party on terms which gives us the right to require the return of an equivalent number of shares. Accordingly, our interest in 29,154,422 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

G. Sobek

George Sobek
Law Division

Item 4

ARM OPENS SHANGHAI OFFICE

Shanghai-based HuaHong and Beijing-based Watertek join ARM's global network of distributors

CAMBRIDGE, UK – July 10, 2002 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today officially opened its China headquarters in Shanghai, underscoring the company's continued commitment to developing the electronics industry in the Peoples' Republic of China.

ARM China, which is a wholly owned foreign enterprise, is part of the company's vision to support China's IT development by enabling a unique and comprehensive value chain for the Chinese electronics industry. The company will license its technologies to Chinese IC design centres, foundries, OEM manufacturers and other third parties, enabling them to generate income through high-value products and solutions based on ARM® architecture.

Today's official opening ceremony was attended by industry and community leaders including Sir Robin Saxby, chairman of ARM; Warren East, CEO of ARM; Paul Sizeland, British Consulate General; Xu Xiufa, Assistant Secretary General of the Shanghai IC Association; Min Hao, general manager of Shanghai HuaHong Integrated Circuit Co Ltd.; and Chen Weiqun, president of Watertek Shanghai.

"We are committed to bringing ARM's global culture of continuous innovation to China," said Warren East, CEO, ARM. "This commitment includes supporting existing and prospective Partners, identifying local Partners and participating in local development via initiatives such as technology transfer and university programs. Before the end of this decade, China is expected to be the second largest semiconductor market in the world and ARM will be well placed to help this happen with the availability of our industry-leading technology."

"Shanghai is widely acknowledged as one of the major semiconductor centers in China," said Dr Jun Tan, president of ARM China operations. "The concentration of semiconductor expertise, including wafer fabs, in the city and adjoining regions, is unequalled and gives us access to local engineering expertise."

"From our new Shanghai headquarters, we can provide our industry-leading technology to local engineers," continued Tan. "By helping them to realize their design ideas – from concepts to complete products – we believe that we can make a valuable contribution to China's growing economy."

ARM China also announced today that it has signed two new Partners, Shanghai HuaHong Integrated Circuit Co Ltd (SHHIC) and Beijing Watertek Information Technology Co Ltd (Watertek), to reinforce the value chain which includes everything from semiconductor manufacturing and design to system integration and distribution support. *(See separate press releases: SHHIC Licenses ARM Core for Smart Card Applications; Watertek Becomes Second Chinese Distributor of ARM RealView™ Development Tools – July 10, 2002)*

SHHIC is the second Chinese IC design Partner to license ARM cores. Watertek becomes the latest local tools distribution Partner. Watertek, like Impact, which is already a local Partner, will provide training and support services for ARM RealView development tools.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

Contact details for the ARM China office are as follows:
ARM Consulting (Shanghai) Co. Ltd.

Room 1112-1113, Building B, Far East International Plaza

No 317 XianXia Road, Shanghai 200051, P R China

Tele: +86-21-62351296

Fax: +86-21-62351207

Email: info-china@arm.com

ENDS

ARM is a registered trademark of ARM Limited. RealView is a trademark of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Item 5

WATERTEK BECOMES SECOND CHINESE DISTRIBUTOR OF ARM REALVIEW DEVELOPMENT TOOLS

CAMBRIDGE, UK – July 10, 2002 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced that Watertek, one of China's largest providers of embedded systems solutions, will become the second company in China to distribute the ARM range of RealView™ development tools. Watertek will use its experience as an established distributor of tools for embedded microprocessor applications to distribute the ARM RealView products, which include software debug and analysis tools as well as a range of development platforms for the ARM® microprocessor cores.

Watertek was established in Beijing in 1993, and has grown to include offices throughout China, including Beijing, Shanghai and Shenzen. Watertek has gained a significant share of the embedded sector in China as a distributor of embedded development tools, and it has provided support for the ARM architecture for some time, particularly through ARM training courses and third-party development tools. With this agreement, Watertek becomes the second distributor of RealView products, after Impact Memec signed a similar agreement in 2001.

"We are seeing increasing demand for the ARM architecture from companies within China, so it is important from the outset that we are able to fully support engineers and developers with the best tools possible," said Jun Tan, president, ARM China. "Watertek is one of China's most respected tools distributors, and it will offer a very technically-focused channel for the RealView family of embedded tools. This agreement will help to build ARM's presence in China, and offer ARM tools to the widest customer base possible."

"This agreement with ARM is an important step in the growth of the embedded technology sector in China," said Liu Ming, executive vice president of Sales and

Marketing, Watertek. "Emerging consumer demand is driving product development, particularly in areas such as wireless, and in turn is fuelling demand for the ARM architecture. By working together with ARM we will be able to meet the existing demand for ARM tools, and provide support for the embedded industry as it grows."

About RealView Tools

RealView tools by ARM, provide designers with the best solution for creating and analyzing systems based on ARM technology. ARM RealView tools are designed and used by the same creators of the ARM architecture and they enable the highest level of pre-silicon evaluation and development and the broadest range of support for future architecture families and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

- ends -

ARM is a registered trademark of ARM Limited. RealView is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Item 6

SHHIC LICENSES ARM CORE FOR SMART CARD APPLICATIONS

Agreement reinforces ARM's commitment to growing Chinese security market

CAMBRIDGE, UK — July 10, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions today announced that the Shanghai HuaHong Integrated Circuit Co., Ltd. (SHHIC) has licensed the ARM® SC100™ SecurCore™ microprocessor. SHHIC will use the SC100 core for a wide range of secure applications, including the development of a 32-bit Java technology-based smart card integrated circuit (IC).

SHHIC is widely recognized as the leading developer of smart card technology in China, and the company's licensing of the ARM SC100™ core reflects the expected growth in the Chinese security market, through applications such as SIM, banking and identification. This agreement also marks ARM's entrance into the security market in China. The ARM SecurCore family provides 32-bit solutions for smart card and secure IC development and offers system designers privileged access to ARM processor cores to create fast, secure e-commerce, banking, networking, mobile multimedia, identification and mass transit solutions. The ARM SecurCore family is ideal for secure smart card and secure IC applications using Java Card™ technology.

"We expect that the market for smart cards will expand beyond banking applications to cover other areas such as secure e-commerce and multimedia applications, which themselves are growing markets in China," said Dr Hao Min, general manager, SHHIC. "ARM's SecurCore technology is ideally suited for smart card applications thanks to its superb security features coupled with its low power and high performance characteristics and we are looking forward to a collaborative and fruitful relationship with ARM."

"Our SecurCore technology is licensed to the broadest range of semiconductor Partners, offering a variety of solutions to end customers, with Samsung and Atmel already shipping advanced 32-bit product. SHHIC's licensing of the SC100 microprocessor core is further endorsement of ARM's excellent credentials for the security market," said Dr Jun Tan, president, ARM China. "This technology is also supported by a growing network of tools and design support services which ultimately reduces design risk and speeds time-to-market. We are pleased to welcome SHHIC to the ARM community."

The ARM SC100 core was the first microprocessor in the SecurCore family, launched in October 2000 and further cores, the SC110™ core, the SC200™ core and SC210™ core, have been subsequently added. Each core represents an increase in functionality and feature enhancements with SC210 core at the high end, incorporating ARM Jazelle™ technology for Java Card acceleration and a cryptographic coprocessor to accelerate execution of standards-based cryptographic algorithms.

About SHHIC

Shanghai Huahong Integrated Circuit Co., Ltd. is one of the top five semiconductor design companies in China. The company aims to provide IT industry high-quality, low-cost solutions with the leading-edge semiconductor technology. It focuses on the technology development and production of smart card chips and is extending into consumer and automobile electronics. Led by a talented team with experience in both academia and industry, the company provides a complete product line in both contact and contactless smart card chips and is developing new products for high-security, large-capacity applications. The contactless smart card chip was successfully applied to the automatic fare collection system for Shanghai public transportation which is one of the most complicated public transportation systems in the world and covers buses, subways, ferries, light railways, parking, highway tolling, etc. The contact card chip was used in the Shanghai Social Security Card, which serves 13 million Shanghai residents. The products are expanding rapidly across China.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

- ENDS-

ARM is a registered trademark of ARM Limited. SecurCore, SC100, SC110, SC200, SC210 and Jazelle are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Item 7

198/90/I

To: ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
England

Date: 11 July 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates;

Ordinary Shares (1,019,260,961 shares outstanding)

Number of shares in which the Companies have an interest:

163,538,976

Name(s) of registered holder(s):

See Schedule B

As of 11 July 2002

ARM Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**163,538,976**	**16.04%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	54,245,897.00	5.32%
• Capital International Limited	50,973,678.00	5.00%
• Capital International S.A.	15,628,542.00	1.53%
• Capital International, Inc.	995,410.00	0.10%
• Capital Research and Management Company	41,695,449.00	4.09%
• EuroPacific Growth Fund	41,695,449.00	4.09%

Schedule A

Schedule of holdings in ARM Holdings plc
As of 11 July 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	8,070,800
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,164,817
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	21,707,572
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	395,300
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	9,296,108
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,613,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,302,000

Citibank London 11 Old Jewry London EC2R 8D8 UK	862,800
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,620,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	105,200
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	484,800

Clydesdale Bank plc	1,800
TOTAL	54,245,897

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,916,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	8,722,673
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	12,414,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	591,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	6,725,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	423,200
Citibank London 11 Old Jewry London EC2R 8DB UK	390,700
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	1,070,600

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	9,505,381
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	156,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	624,800
State Street Bank & Trust Co.	943,800
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	273,800
Citibank NA Toronto	116,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,049,680
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	2,720,400
Northern Trust AVFC South Africa	409,400

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	174,844
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	538,400
Bank One London	912,400
Clydesdale Bank plc	291,900
TOTAL	**50,973,678**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	97,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	288,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,737,802
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	141,900
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	1,184,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	349,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	238,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	70,900

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	4,084,500
State Street Bank & Trust Co.	250,300
National Westminster Bank	764,800
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	209,900
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	312,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	116,600
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	714,800

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	979,640
TOTAL	**15,628,542**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	288,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	291,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
State Street Bank & Trust Co.	296,100
TOTAL	995,410

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	41,695,449
TOTAL	41,695,449

Item 8

JANUS

100 FILLMORE STREET • DENVER, COLORADO 80206-4928
PH: 303-333-3863 • www.janus.com

July 11, 2002

VIA FACSIMILE ONLY

Company Secretary
Arm Holdings plc
110 Fulbourn Road
Cambridge, CB1 9NJ
United Kingdom

Re: Outstanding Share Ownership

Dear Sir or Madam:

This letter is filed on behalf of Janus Capital Management LLC ("Janus") pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1919) for the purpose of reporting a decrease in the beneficial ownership of shares of Arm Holdings plc (the "Company"). Janus is an investment adviser registered under the U.S. Investment Advisers Act of 1940 that provides investment advice to various mutual funds and other accounts ("Janus Clients"). The shares of the Company are held by Janus on behalf of various Janus Clients only for investment purposes and not to exercise control over the Company.

Pursuant to the regulations, the following information is provided with respect to Janus and its share ownership of the Company:

Address:	100 Fillmore Street Denver, Colorado 80206-4928
Type of Entity:	Limited Liability Company
State and Country of Organization:	Colorado, USA
Nature of Interest:	Janus holds all shares attributed to it solely in its capacity as investment adviser to Janus Clients. Janus has no economic interest (e.g., the right to dividends or proceeds from sale) in the Company's shares. Janus generally has the right to vote shares of portfolio companies held on behalf of Janus Clients.

Arm Holdings plc
July 11, 2002
2

Market:	Janus purchased shares of the Company on the London Stock Exchange.
Percentage Ownership:	As of the close of business (New York time) on Monday July 8, 2002, Janus had voting and/or dispositive power with respect to an aggregate of 26,042,503 Ordinary Shares and 23,055 American Depository Receipts (1 American Depository Receipt represents 3 Ordinary Shares) of the Company on behalf of various Janus Clients. Our records indicate that Janus' current position is 2.58% of the outstanding Ordinary Shares of the Company. The above percentages were calculated based on our understanding that the Company has 1,011,748,000 Ordinary Shares outstanding.

For our records, please acknowledge receipt of this letter by initialing it and sending it back to me by facsimile at (303) 336-7806.

Very truly yours,

Rick Grove
Director of Compliance

Item 9

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

12 July 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We are writing to notify you that Morgan Stanley Securities Limited ("MSSL") disposed of its interest in some shares and American Depositary Receipts in the Company on 10 July 2002, as a result of which its remaining aggregate interest is 49,951,231. This represents approximately 4.90% of the shares.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

Paula Tilus
Law Division

Item 10

ARM AND SAMSUNG ELECTRONICS EXTEND STRATEGIC ALLIANCE WITH LONG-TERM LICENSING AGREEMENT

Samsung to gain access to key ARM Intellectual Property

CAMBRIDGE, UK and SEOUL, KOREA — July 15, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of embedded RISC processor technology, and Samsung Electronics Co. Ltd., a global leader in semiconductor, telecommunication and digital technology, today announced an extension to their strategic partnership with a new licensing agreement. Under the terms of the agreement, Samsung will gain full access to all IP to be developed independently by ARM for future generation products.

Samsung has previously licensed a number of key technologies from ARM, including a number of CPU cores and PrimeCell® peripherals. In recognition of the proven strengths of the ARM® architecture, Samsung is adopting ARM as a 32-bit RISC processor. Through this license, the company will gain access to all CPU cores, PrimeCell peripherals, AMBA® Design Kit (ADK), AMBA Compliance Testbench (ACT), application software, and the ARM MOVE™ co-processor. Samsung and ARM will also jointly develop product roadmaps utilizing the ARM architecture.

"Samsung's decision to utilize the ARM architecture is one of the largest endorsements we have ever received from a Partner, and will further strengthen momentum for ARM technology in key market sectors including wireless, consumer entertainment, security and networking," said Warren East, CEO, ARM. "This agreement comes at an especially important time for ARM as we continue to expand our presence in the Asia-Pacific market."

Samsung's goal is to become a world-leading IC provider in wireless, mobile, networking, consumer entertainment and security markets. To facilitate this, one of Samsung's aims is to significantly reduce time-to-market. Samsung expects to deliver an ARM10™ core family-based device running at 800MHz in the second half of 2002 and an ARM10 core family-based device running at a minimum of 1GHz in early 2003. It also expects to introduce an ARM SecurCore™ SC200™ core-based smart card product in mid-2003.

" Samsung has already achieved considerable success with products based on the ARM architecture and we see ARM technology as one of the most established, technically advanced building blocks for future digital electronics," said Dr. Hyung-Lae Roh, executive vice president of SoC development in System LSI division, Samsung Electronics. "We aim to focus our efforts on mobile and digital multimedia product development in areas such as PDAs, smartphones, 2.5G/3G handsets and networking. Integrating the ARM technology into our product portfolio will accelerate the introduction of Samsung solutions into the highly-demanding and unique market of next-generation electronic products. We are looking forward to a long and fruitful relationship with ARM "

About Samsung Electronics

Samsung Electronics Co. Ltd. is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 64,000 people in 89 offices in 47 countries. Samsung Electronics is the world's largest producer of memory chips, Display Driver ICs, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units: Digital Media Network, Device Solution Network, Telecommunication Network and Digital Appliance Network Businesses. For more information, please visit the web site, http://samsungelectronics.com

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

- ends -

ARM, PrimeCell and AMBA are registered trademarks of ARM Limited. ARM10, MOVE, SecurCore, and SC200 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd; ARM France SAS; and ARM China

Item 11

THOMSON MULTIMEDIA ARM

THOMSON MULTIMEDIA AND ARM ANNOUNCE AGREEMENT IN IC DESIGN TECHNOLOGY

PARIS, FRANCE, and CAMBRIDGE, UK — July 16, 2002 – Thomson multimedia (NYSE: TMS; Euronext: 18453), a leading provider of video (and enabling) technologies, systems finished products and services to consumers and professionals in the entertainment and media industries, and ARM [(LSE: ARM; Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that they have formed a strategic partnership under which Thomson have licensed a range of ARM7™ and ARM9™ family microprocessor cores, including the ARM926EJ-S™ core with Jazelle™ acceleration technology for Java™ applications. Under this agreement, Thomson will expand its activities in IC design and use these cores in high-volume, next-generation, consumer electronics ICs developed for use in applications such as broadband modems, digital TV, DVD recorders and mobile video devices.

Today's agreement also opens the way for the two companies to collaborate on future multimedia and multi-processor systems which require very high performance, yet still have the low costs necessary to remain compatible with consumer electronics price constraints. Thomson will manufacture its ARM® core-based integrated circuits (ICs) through ARM silicon Partners or ARM approved foundries.

"ARM is a leader in microprocessor technology and Thomson considers this agreement a significant step forward in the implementation of our next-generation IC strategy," said Jean Charles Hourcade, senior vice president and Chief Technology Officer at Thomson multimedia. "Increased integration of digital products is driving a shift toward added value in key components such as ICs and displays. IC designs expertise, assisted through licensing these ARM cores, with our ability to implement ICs through a fabless process model or through our existing strategic agreements, allows us to protect and increase our value."

"Consumers are demanding increasingly advanced digital products for the home, such as DVD players and digital set top boxes, which are key drivers in today's semiconductor market," said Tudor Brown, Chief Operating Officer, ARM. "Thomson is a leader in this industry, and its commitment to integrating the market-leading ARM architecture into its technology roadmap further strengthens ARM's presence in this market, and will help drive a next-generation of ARM Powered® products, through Thomson's technological edge."

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

About Thomson

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Euronext: 18453) (NYSE: TMS), provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

- ends -

ARM and ARM Powered are registered trademarks of ARM Limited. ARM7, ARM9, ARM926EJ-S and Jazelle are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq:

ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Contacts

Thomson- Press relations			
	Jean-Loup Bourgois	Tel : 33.1.41.86.5590	bourgoisj@thmulti.com
	Dave Arland (Etats-Unis)	Tel : 1 (317) 587 4832	arlandd@tce.com
Thomson-Investor relations			
	Pierre Villadary	33.1.41.86.6888	villadaryp@thmulti.com
ARM-Press relations	Michelle Spencer	+44 1628 427780	michelle.spencer@arm.com

Item 12

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

17 July 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 15 July 2002 we acquired an interest in the shares that resulted in our holding a total of 51,319,237 shares. This is due to our holding 33,342,902 ordinary shares and 5,925,445 American Depository Receipts (equivalent to 17,776,335 ordinary shares) being approximately 5.037% of the issued share capital of the Company.

We have transferred from time to time 34,425,954 shares to a third party on terms which gives us the right to require the return of an equivalent number of shares. Accordingly, our interest in 34,425,954 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

George Sobek
Law Division

Item 13

OKI ELECTRIC LICENCES ARM TECHNOLOGY FOR USE IN AUTOMOTIVE APPLICATIONS

CAMBRIDGE, UK and TOKYO, JAPAN — July 22, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Oki Electric Industry Co., Ltd. (TSE: 6703), one of the leading SoC (System-on-Chip) providers in Japan, today announced that Oki has licensed the ARM966E-S™ microprocessor core and the VFP9-S™ vector floating-point coprocessor.

Using ARM® technology, Oki will target automotive applications, where ARM's low power and high-performance microprocessor cores deliver powerful processing capability in functions such as telematics, power train control, body control and anti-lock braking systems. The ARM966E-S core offers a low-cost solution, while still maintaining high performance and low-power consumption. The core features tightly coupled memory (TCM) interfaces, supporting connection to memories with and without wait states, like Flash or SRAM memory. The TCM interfaces connect the core directly to the TCMs enabling deterministic real-time performance. The ARM966E-S core supports a number of real time operating systems (RTOSs) and developers are able to construct efficient debugging environments by connecting to the on-chip ARM ETM9™ Embedded Trace Macrocell. These features enable developers to create robust systems quickly and efficiently, and move them to market in record time.

Oki is planning to develop and market a Microcontroller Unit (MCU) designed around the ARM966E-S core, the VFP9-S vector floating-point coproccesor and ETM9 solution for automotive applications.

"ARM microprocessors are rapidly becoming an industry standard and with the addition of the ARM966E-S core and the VFP9-S coprocessor, we are able to enhance our product offerings and accelerate SoC business," said Katsuhiko Sano, president of the Silicon Solutions Company at Oki Electric. "SoC is one of Oki's one of top business priorities, and ARM microprocessors are an integral part of the business strategy."

"Japan has a long-established reputation in the automotive market built on its ability to keep up with industry trends and maintain innovation in line with the rest of the world's players," said Takio Ishikawa, president, ARM KK. "ARM has cemented a strong position in the automotive industry with a number of Partners already shipping ARM7™ family and ARM9™ family-based products. ARM technology, combined with Oki's expertise in this area, will offer systems developers flexibility and design and support resources enabling them to build market-leading products."

Availability

Oki will ship the first products in the second quarter of 2003.

About Oki Electric

Founded more than a century ago in 1881, Oki Electric Industry Co., Ltd. is Japan's first telecommunications manufacturer, headquartered in Tokyo, Japan. With more than 23,000 employees worldwide, Oki Electric provides customers with top-quality products, technologies and solutions for telecommunication systems, information systems and electronic devices through its corporate vision, "Oki, Network Solutions for a Global Society." Information on Oki Electric and its products is available through its Web site at www.oki.com.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

- ends -

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM966E-S, VFP9-S and ETM9 are trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

MEDIA CONTACTS:

ARM
Michelle Spencer
Tel: +44 1628 427780
Fax: +44 1628 427701
Email: michelle.spencer@arm.com

Oki Electric Industry Co., Ltd.
Keiko Miyaji
Phone: +81-3-3580-8950
Fax: +81-3-3581-5522
Email: press@oki.com

Item 14

LG ELECTRONICS LICENSES ARM CORE FOR USE IN DIGITAL TV APPLICATIONS

The company also licenses ARM PrimeCell peripherals to speed SoC development and deployment

CAMBRIDGE, UK and SEOUL, KOREA— July 23, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and LG Electronics, today announced that LG Electronics has licensed the ARM1022E™ microprocessor core and six ARM® PrimeCell® peripherals for use in LG Electronics' range of digital television products. This agreement represents the first DTV application of the high-performance ARM10E™ core.

LG Electronics is a global leader of the DTV core technology especially in chipset and data broadcasting S/W. LG Electronics developed the world's first DTV chipset in 1997 and continued to upgrade its performance while reducing number of chips. The chipsets have been successfully applied to variety of DTV products. LG Electronics has also been leading the DTV market by introducing the world's first DTV products such as 60" PDP TV ('98), 30" LCD TV ('01) and HD-PVR set-top box with embedded HDD ('02).

LG Electronics chose to license the ARM1022E microprocessor core due to its excellent power consumption and performance credentials relative to its die size. On a 0.13μm process, the die size is $6.9mm^2$ and consumes 0.6mW/MHz at 1V (typical) while delivering 500 MIPS. Another important factor in licensing this microprocessor core is the support that is offered for the ARM1022E core. The core is supported under the ARM Foundry Program and also by a number of third parties that offer, for example, development tools and boards, operating systems and application software.

LG Electronics has also licensed the ARM PrimeCell peripherals to aid in the rapid development and deployment of complete system-on-chip solutions (SoCs). The ARM PrimeCell peripherals are re-usable soft IP macrocells developed to enable the rapid assembly of SoC designs.

"DTV is a very important emerging digital consumer product for customers as well as LG Electronics. We would like to provide the best DTV at an affordable price so as to accelerate the transition to DTV," said Jong-Seok Park, Director, DTV Lab, LG Electronics. "ARM microprocessor cores are widely recognized as having excellent performance versus power consumption and die size characteristics and so we licensed the ARM1022E microprocessor core and PrimeCell peripherals to enable us to achieve our objective of developing DTV SoC on our existing excellent DTV technology. We also expect that there will be applications beyond DTV, such as set-top box, DVD players and home networking equipment, where ARM technology can be deployed to augment and enhance our technology."

"Asia has been known for a long time as a design center for a wide range of consumer electronics goods. However in recent times it has made great leaps in the sheer excellence of the technology it produces and LG Electronics is one of the companies that has driven this trend," said Sam Kim, president, ARM Korea. "The ARM1022E core is one of the best performing microprocessor cores currently available on the market and LG Electronics' licensing of this technology will help it stay at the peak of innovation."

About LG Electronics

Established in 1958 as Korea's pioneer consumer electronics company, LG Electronics is a global major player of electronics and Information & Communications products with over 55,000 employees working in 72 overseas subsidiaries and marketing units around the world as well as its business units in Korea. The company is turning its innovative efforts to gain leadership in Digital TVs, LCD Monitors, Home appliances, Mobile handsets, and Telecommunication equipment.

LG Electronics' Goal is to enable the intelligent networking of digital products that will make consumers' lives easier than ever. Further information is located at: www.lge.com

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

- ends -

ARM and PrimeCell are registered trademarks of ARM Limited. ARM10E and ARM1022E are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Item 15

EMBARGOED UNTIL 7:00am BST 23 JULY 2002

ARM HOLDINGS PLC RESULTS FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2002

ARM Holdings plc announces 20% second quarter growth in revenues and 33% increase in pre-tax profit

CAMBRIDGE, UK, 23 July 2002—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the second quarter and the six months ended 30 June 2002.

FINANCIAL HIGHLIGHTS (US GAAP)

Six months ended 30 June 2002

- Revenues up 25% to £85.3 million (H1 2001: £68.5 million). Licensing revenues up 52% to £49.3 million
- Profit before taxation up 35% to £31.9 million (H1 2001: £23.6 million)
- Earnings per fully diluted share increased to 2.2 pence (9.9 cents per ADS*) (H1 2001: 1.6 pence and 6.6 cents respectively)

Second quarter ended 30 June 2002

- Revenues up 20% to £43.2 million (Q2 2001: £36.0 million), 2% higher than Q1 2002
- 27 licenses signed in the quarter. Number of semiconductor partners increases to 99
- Profit before taxation up 33% to £16.2 million (Q2 2001: £12.2 million), 3% higher than Q1 2002
- Cash balance £115.4 million at end Q2 2002, up from £107.3 million Q1 2002
- Earnings per fully diluted share 1.1 pence (5.1 cents per ADS*) (Q2 2001: 0.8 pence and 3.4 cents respectively)

* Each American Depositary Share (ADS) represents three shares

Commenting on the second quarter and half year results, Sir Robin Saxby, Chairman, said:
"The strength of ARM's partnership business model and the demand for the ARM® technology from our semiconductor partners across all target end markets, has enabled ARM to report another set of robust results. Despite the persistence of challenging market conditions, we are pleased to report record license revenues in the second quarter and sequential growth in both underlying sales of development systems and royalties. This represents another outstanding effort by the ARM team, consisting of our employees and our partners."

Warren East, Chief Executive Officer, added:
"The 52% growth in revenues from licensing in the first half gives us the confidence to continue to invest in the future of our business. Research and development expenditure increased to 30% of sales in the second quarter, illustrating our commitment to providing both existing and new partners in a wide range of markets with leading edge technology and a real competitive advantage. Further, we continue to recruit people who can drive the future growth of ARM. At the end of June 2002, we have 768 employees compared to 722 at the end of December 2001."

Tim Score, Chief Financial Officer, said:
"Our prudent approach to the management of our cost base has enabled us to report an operating margin of 34.9% in the quarter. We are pleased with our cash generation in the quarter and continue to manage our working capital rigorously. The backlog at the end of June was at the same level as at the end of the first quarter, despite the record level of license revenue reported, reflecting a strong bookings performance in the second quarter. Deferred revenue, being that portion of the backlog that has been invoiced to partners but not yet recognised in the profit and loss account, has increased quarter on quarter from £13.3 million at 31 March 2002 to £17.4 million at the end of June."

Operating Review Six Months ended 30 June 2002

The resilience of ARM's business model in difficult market conditions has been demonstrated again with robust results for the first six months including total revenues up 25% year on year to £85.3 million and pre-tax profit up 35% to £31.9 million.

License Revenues

Growth in revenues from licensing remains strong with license revenues of £49.3 million in the first half of 2002 being 52 % ahead of the corresponding period last year. This continued momentum is driven by licensing our leading-edge technology to major new partners, licensing additional products to existing partners, licensing our products on a per use basis via the Foundry Programme and by licensing non-CPU products (hardware platforms, software and peripherals) to new and existing partners. The flexibility of our licensing models ensures that the commercial needs of all our partners can be addressed.

Licensee Development

The total number of semiconductor partners increased to 99 by the end of June 2002 compared to 90 at the end of the first quarter and 77 at the end of 2001. Licenses were signed with 11 new partners in the quarter, whilst 2 companies which had signed per use licenses in previous years have experienced financial difficulties and no longer have access to ARM technology. The attractiveness of ARM's technology to partners across a wide range of end markets was endorsed both by Broadcom and Thomson Multimedia, who both signed licenses with ARM for the first time in the first half of 2002, and by Samsung Electronics who signed a subscription license to enable them to utilise ARM technology in a number of markets including consumer entertainment, networking, security and wireless.

Although ARM has licensed its technology to many of the world's leading semiconductor companies, some two-thirds of the top 150 companies are yet to become ARM licensees. In addition to these potential new customers, many of our partners have demonstrated their confidence in the ARM technology roadmap by licensing a number of additional products, giving us confidence in future license revenue momentum. In 2001, some 80% of license revenues were earned from existing partners. This proportion increased to 91% in the first half of 2002. As the ARM partner base broadens and the number of products available to be licensed extends, our ability to sign "upgrade" and "derivative" licenses increases.

Foundry Programme

The Foundry Programme, established in 2000, has continued to gather momentum in the first half of 2002. Introduced to make the ARM technology available to small "fabless" companies, 19 more companies have licensed technology through the Foundry Programme so far this year bringing the total number of per use licensees to 42. Our first per use licensee began shipping in the quarter to 31 March 2002. We also introduced a fourth foundry into the programme in the first half of 2002. To date, only 4 of our 19 cores available for multi-use license have been introduced into the Foundry Programme.

Given the pricing model used in the Foundry Programme and our success in attracting a large number of partners to the programme, the impact on our total licensing revenues is to reduce the average price per license but to increase the number of licenses sold and increase total revenue overall. The programme not only represents incremental licensing revenue to the business but also ensures that a much greater number of semiconductor companies can have access to ARM technology. The success of the Foundry Programme has not impacted our pricing of multi-use licenses.

Non-CPU Licensing

Alongside our CPU core licensing business, the licensing of non-CPU technology comprising platforms, peripherals, models and application software grew to £9.2 million, representing 19% of total license revenues in the first half compared to £4.4 million or 13% of total license revenues for the corresponding period in 2001. In 2001, we introduced the PrimeXsys™ open platform for the wireless market to enable licensees to achieve time-to-market advantage when developing their own wireless solutions. This platform has now been licensed to 4 partners.

Royalties and Unit Shipments

Royalty revenues earned in the six month period to 31 March 2002 (we receive data one quarter in arrears) were £12.9 million on 205 million units shipped. Royalty revenues in the second quarter were £6.5 million on 95 million units shipped, up marginally from £6.4 million in the previous quarter on 110 million units shipped. Royalty revenues reported in the second quarter are at a similar level to those reported in the previous four quarters. Although royalty revenues have not grown over that period, this performance has been achieved against a backdrop of a decline in total global semiconductor sales of some 30% in the same period. Our first per use licensee began shipping in the quarter to March 2002, bringing the total number of licensees shipping to 35 (out of 99 partners).

The broad reach of the ARM technology is demonstrated by the fact that royalty revenues are earned from products being shipped in all target end markets, with the consumer, networking and automotive sectors showing positive trends in the quarter. Further, our visibility of licensing agreements signed in other sectors (the lead time between signing a license and reporting royalty revenues is typically two to four years), gives us confidence that our technology is attractive to partners targeting a broad range of end markets. The wireless market remained the largest end market using ARM technology in the first half of 2002, accounting for approximately 62% of royalty revenues (or 9% of total revenues).

Development Systems

The strong level of demand for development systems continued during the first six months of the year, with sales up 12% to £13.7 million compared to £12.2 million in the first half of 2001. Demand was partly generated by the introduction of a number of new products in the period, including the Integrator™/CP Development Platform, the Multi-ICE® JTAG Emulator for Windows CE, the Realview™ Developer Kit for Intel XScale technology and the Realview Multi-Core Debugger. During the first quarter of this year, development systems sales were £7.6 million which included a single large corporate sale of £1.6 million. Single sales of this size, whilst not unprecedented, do not occur each quarter. Excluding the impact of this sale, underlying sales of development systems grew marginally in the second quarter. This continues to give us confidence as to the level of ARM core-based design activity going on around the world, with revenues being split approximately 30% in the US, 37% in East Asia and 33% in Europe.

Product Development

We continue to invest in research and development in order to ensure that the ARM technology roadmap provides competitive advantage to our partners, regardless of the end markets which they are targeting. Research and development expenditure of £13.0 million in the second quarter represents 30% of sales. At the Embedded Processor Forum in San Jose in April 2002 we announced ARM11™, our first ARMv6 microarchitecture. We expect to make the first deliveries to partners in the fourth quarter of this year. We also announced the latest ARM10 family core ARM1026EJ-S™ highlighting the 64 bit features of the product. Further developments have taken place on our PrimeXsys™ family of platforms, with the launch of our Dual Core Platform for networking applications, our MOVE™ technology for multimedia applications and our SecurCore™ SC200™ family. Other significant development activity has taken place with our 3D graphics collaborative projects – the MBX 3D graphics accelerator and the Swerve 3D graphics software engine.

People

We have continued to invest in those people who will drive the future growth in our business with the recruitment of Mike Inglis as Executive Vice President (EVP) Marketing and Colm MacKernan as General Counsel. The management team has been further strengthened by the appointments of Simon Segars (EVP Engineering) and Jerry Ardizzone (EVP Worldwide Sales) to the operational board. Headcount at the end of June 2002 stood at 768 compared to 738 at the end of March 2002 and 687 at the end of June 2001. The global reach of our business is illustrated by the fact that our 768 employees operate out of 19 locations in 9 countries. Our newest office, in Shanghai, was formally opened on 10 July 2002.

Legal Action

On 28 May 2002, Nazomi Communications, Inc. filed a lawsuit against ARM before the Federal District Court for Northern California claiming that ARM's Jazelle™ technology for Java™ infringes a US patent owned by Nazomi. ARM is confident that its products do not infringe the patent cited in the lawsuit or any other Nazomi patents and we intend to pursue Nazomi for all legal costs incurred by ARM in defending our intellectual property in this case. It is our view that this action is more straightforward than the litigation with picoTurbo Inc. which was concluded in December 2001 and therefore the cost and occupation of management time is expected to be significantly less.

Current Trading and Prospects

ARM has continued to report robust results with record revenues from licensing and sales of development systems, despite the challenging conditions that have persisted in our industry in the first half of 2002. Key long term growth indicators remain healthy. In the shorter term, although our reported results are impacted by a weakening US dollar, the visibility provided by our sales pipeline and backlog of contracted business give us confidence that growth in the remainder of the year will be consistent with that achieved in the first half.

Financial Review

Second Quarter ended 30 June 2002

Total revenues for the second quarter ended 30 June 2002 amounted to £43.2 million, representing a 2% increase from £42.1 million in the first quarter of 2002, and a 20% increase over second quarter 2001 revenues of £36.0 million.

License revenues amounted to £25.7 million representing 60% of revenues compared to £23.6 million or 56% of revenues in the first quarter of 2002 and £18.5 million or 51% of revenues for the corresponding period in 2001. We signed 27 licenses with partners during the second quarter of 2002: two multi-use licenses to new partners, nine new per use licenses and sixteen upgrade and derivative licenses.

Of the new multi-use partners, one took a license to the ARM966E-S™ core and the other took licenses to two products in our ARM7™ family and two products in our ARM9™ family. There were nine new Foundry Programme partners; three licenses were taken for the ARM7TDMI® core, three for the ARM922T™ core, one for the ARM946E™ core, one for the ARM1022E™ core with one partner taking a license to all four of the cores in the Foundry Programme. There were also eight upgrades where existing partners took licenses to a new family of cores that they had not previously licensed. Of these, there were three licenses for the first core from the v6 architecture, two ARM1026EJ-S™ core licenses, a new subscription license and two upgrades to the ARM946E-S™ core. There were also eight derivative licenses sold in the second quarter, two for the ARM926EJ-S™ core, one for the ARM7EJ-S™ core, one for ARM7TDMI-S, one for ARM1026EJ-S, one for the ARM966E-S core, one for the ARM720T™ core and one for the ARM922T core.

Royalty revenues in the second quarter were £6.5 million accounting for 15% of revenues compared to £6.4 million or 15% of revenues in the first quarter of 2002 and £6.4 million or 18% of revenues for the corresponding period in 2001. Sales of development systems continued to be strong and amounted to £6.1 million, representing 14% of total revenues compared to £7.6 million or 18% of total revenues in the first quarter of 2002 and £6.0 million or 17% of revenues in the second quarter of 2001. Service revenues were £4.9 million comprising consulting fees of £1.2 million and support, maintenance and training fees of £3.7 million compared to total service revenues of £4.6 million in the first quarter of 2002 and £5.1 million for the corresponding period in 2001.

Gross margins for the second quarter were 93%, up from 90% in the first quarter. This was due to the further concentration of resources on research and development activity rather than on services projects.

Research and development expenses were £13.0 million in the second quarter of 2002 representing 30% of revenues. This compares to £11.1 million or 26% of revenues in the first quarter of 2002. Sales and marketing costs for the second quarter were £6.3 million, the same level as in the first quarter of 2002. General and administration expenses increased marginally from £5.8 million in the first quarter of 2002 to £5.9 million in the second quarter. Operating margins were 34.9% for the quarter compared to 31.2% for the second quarter of 2001 and 35.3% for the first quarter of 2002.

Income before income tax for the second quarter of 2002 was £16.2 million or 37.5% of revenues compared to £15.7 million or 37.3% of revenues in the first quarter of 2002 and £12.2 million or 33.8% of revenues in the second quarter of 2001.

Second quarter fully diluted earnings per share prepared under US GAAP were 1.1 pence (5.1 cents per ADS) compared to 0.8 pence (3.4 cents per ADS) for the corresponding period in 2001 or 1.0 pence (4.4 cents per ADS) in the first quarter of 2002.

Six months ended 30 June 2002

Revenues

Total revenues for the six months ended 30 June 2002 amounted to £85.3 million, 25% up on total revenues of £68.5 million in the six months ended 30 June 2001.

Product revenues, which include license fees, royalties and the sale of development systems, were £75.8 million, representing 89% of total revenues in the six months to 30 June 2002. This compared to £59.3 million, representing 86% of revenues in the corresponding period of 2001. Royalty revenues were £12.9 million in the first six months of 2002, compared to £14.7 million in the first six months of 2001. The number of licensees shipping silicon chips based on the ARM architecture is now 35. Licensing revenues grew by 52% to £49.3 million in the six months to 30 June 2002 compared to £32.4 million in 2001. Sales of development systems have grown from £12.2 million for the first six months of 2001 to £13.7 million in the first six months of 2002.

Service revenues, which include consulting services and revenues from support, maintenance and training, grew to £9.5 million in the first six months of 2002, representing 11% of total revenues compared to £9.3 million or 14% of revenues in the first six months of 2001. Consulting revenues were £2.6 million in the first six months of 2002 compared to £4.2 million in the same period of 2001, while revenues from support, maintenance and training grew by 35% to £6.9 million from £5.1 million.

Gross margins

Gross margin for the first six months of 2002 was 92%, compared to 88% for the first six months of 2001.

Operating expenses

Research and development expenses increased from £18.0 million or 26% of revenues in the first six months of 2001 to £24.1 million or 28% of revenues in 2002. Sales and marketing costs grew from £10.2 million or 15% of revenues in the first six months of 2001 to £12.6 million or 15% of revenues in 2002. General and Administration costs were £11.6 million or 14% of revenues in the first six months of 2002 compared to £9.5 million or 14% of revenues in the first six months of 2001. There is no goodwill amortization charge in the first half of 2002 following the introduction of FAS 142, whereby goodwill is no longer amortized under US GAAP. Goodwill amortization of £1.0 million was charged to the profit and loss account in the first six months of 2001.

Operating margins

Operating margins increased from 31.6% in the first six months of 2001 to 35.1% for 2002 when measured under US GAAP.

Interest

Interest rose slightly from £2.0 million for the first six months of 2001 to £2.1 million in 2002, with the benefit of higher cash balances being offset by lower interest rates in the first half of 2002.

Earnings and taxation

For the six months ended 30 June 2002, income before income tax under US GAAP was £31.9 million or 37.4% of revenues compared to £23.6 million or 34.4% of revenues in the six months ended 30 June 2001. Under UK GAAP profit before taxation was £31.4 million or 36.8% of revenues compared to £23.8 million or 34.7% of revenues in the six months ended 30 June 2001.

The group's taxation rate under US GAAP decreased from 32.2% in the first six months of 2001 to 30.5% in 2002, due partly to the availability of research and development tax credits since April 2002.

Fully diluted earnings for the six months ended 30 June 2002 under US GAAP were 2.2 pence per share (9.9 cents per ADS) compared to 1.6 pence per share (6.6 cents per ADS) for the six months ended 30 June 2001.

Balance sheet and cash flow

Net cash inflow from operating activities of £20.2 million was generated in the first six months of 2002, measured under UK GAAP. Capital expenditure in the period was £7.3 million. Cash and short term investments increased by £10.9 million in the six months to £115.4 million at 30 June 2002 from £104.5 million at the end of December 2001.

Accounts receivable increased to £40.2 million at 30 June 2002 from £33.3 million at 31 March 2002 and £24.8 million at the end of December 2001, reflecting both revenue growth and the high level of invoicing in the month of June 2002. The allowance against receivables increased to £2.3 million at the end of June from £1.2 million at 31 March 2002, reflecting the increased number of smaller partners generated by the success of the Foundry Programme. Deferred revenues increased to £17.4 million at the end of June 2002 from £13.3 million at 31 March 2002.

Dividend

The board of directors regularly reviews the shape of the balance sheet with particular reference to potential uses of the Group's cash resources. The board does not recommend the payment of an interim dividend in respect of the six months ended 30 June 2002.

CONTACTS:

Sarah Marsland/ Sarah Manners
Financial Dynamics
+44 (0) 207 831 3113

Nick Warburton
ARM Holdings plc
+44 (0)1223 400 400

ARM Holdings plc
Second Quarter and Six Months Results – US GAAP
(in thousands except per share data)

	Quarter Ended June 30 2002 Unaudited	Quarter Ended June 30 2001 Unaudited	Six months Ended June 30 2002 Unaudited	Six months Ended June 30 2001 Unaudited	*Six months Ended June 30 2002 [(1)] Unaudited*
	£'000	£'000	£'000	£'000	*$'000*
Revenues					
Product revenues	38,285	30,940	75,809	59,251	*115,533*
Service revenues	4,887	5,062	9,502	9,255	*14,481*
Total revenues	43,172	36,002	85,311	68,506	*130,014*
Cost of revenues					
Product costs	1,285	2,008	3,261	4,049	*4,970*
Service costs	1,663	2,115	3,712	4,107	*5,657*
Total cost of revenues	2,948	4,123	6,973	8,156	*10,627*
Gross profit	40,224	31,879	78,338	60,350	*119,387*
Research and development	13,005	9,203	24,114	17,953	*36,750*
Sales and marketing	6,281	5,741	12,618	10,208	*19,230*
General and administration	5,856	5,200	11,632	9,532	*17,727*
Amortization of goodwill	-	512	-	988	*-*
Total operating expenses	25,142	20,656	48,364	38,681	*73,707*
Income from operations	15,082	11,223	29,974	21,669	*45,680*
Interest	1,151	1,012	2,053	2,033	*3,129*
Minority interest	(37)	(57)	(130)	(137)	*(198)*
Income before income tax	16,196	12,178	31,897	23,565	*48,611*
Provision for income taxes	4,675	3,928	9,724	7,586	*14,819*
Net income	11,521	8,250	22,173	15,979	*33,792*
Net income	11,521	8,250	22,173	15,979	*33,792*
Other comprehensive income					
Foreign currency adjustments	(310)	130	(292)	288	*(445)*
Accumulated other comprehensive income	-	(395)	-	(2,087)	-
Total comprehensive income	11,211	7,985	21,881	14,180	*33,347*
Earnings per share (assuming dilution)					
Shares outstanding ('000)	1,023,130	1,027,856	1,024,016	1,026,412	
Earnings per share – pence	1.1	0.8	2.2	1.6	
Earnings per ADS (assuming dilution)					
ADS's outstanding ('000)	341,043	342,619	341,339	342,137	
Earnings per ADS – cents	5.1	3.4	9.9	6.6	

(1) Translated solely for the convenience of the reader at June 30, 2002 closing rate of $1.5240=£1

ARM Holdings plc
Consolidated Balance Sheet-US GAAP

	June 30 2002 Unaudited	Dec 31 2001 Audited	*June 30 2002 (1) Unaudited*
	£'000	£'000	*$'000*
Assets			
Current assets:			
Cash and cash equivalents	115,371	104,467	*175,825*
Accounts receivable, net of allowance of £2,336,000 in 2002 and £337,000 in 2001	40,169	24,809	*61,218*
Inventory	1,137	581	*1,733*
Prepaid expenses and other assets	10,984	6,006	*16,740*
Income taxes receivable	550	550	*838*
Total current assets	168,211	136,413	*256,354*
Deferred income taxes	1,258	839	*1,917*
Property and equipment, net	24,098	22,668	*36,725*
Intangible assets	11,649	12,339	*17,753*
Investments	2,849	3,555	*4,342*
Total assets	208,065	175,814	*317,091*
Liabilities and shareholders' equity			
Accounts payable	5,639	2,361	*8,594*
Income taxes payable	11,595	7,054	*17,671*
Personnel taxes	1,150	784	*1,753*
Accrued liabilities	9,569	9,741	*14,583*
Deferred revenue	17,377	19,420	*26,482*
Total liabilities	45,330	39,360	*69,083*
Minority interest	739	609	*1,126*
	46,069	39,969	*70,209*
Shareholders' equity			
Ordinary shares	510	507	*777*
Additional paid in capital	69,629	65,362	*106,115*
Cumulative translation adjustment	(148)	144	*(226)*
Retained earnings	111,939	89,766	*170,595*
Treasury stock, at cost	(19,934)	(19,934)	*(30,379)*
Total shareholders' equity	161,996	135,845	*246,882*
Total liabilities and shareholders' equity	208,065	175,814	*317,091*

(1) Translated solely for the convenience of the reader at June 30, 2002 closing rate of $ 1.5240 = £1

ARM Holdings plc
Results for the Six Months Ended 30 June 2002 – UK GAAP

Consolidated Profit and Loss Account

	Six months Ended 30 June 2002 Unaudited	Year Ended 31 Dec 2001 Audited[3]	Six months Ended 30 June 2001 Unaudited[3]
	£'000	£'000	£'000
Turnover	85,311	146,274	68,506
Cost of sales	6,973	17,289	8,156
Gross profit	78,338	128,985	60,350
Operating expenses			
Research and development	24,887	38,920	18,966
Sales and marketing	12,477	21,448	10,135
Administrative expenses	11,632	22,835	9,532
Total operating expenses	48,996	83,203	38,633
Total operating profit	29,342	45,782	21,717
Gain on part disposal of associated undertaking	-	314	-
Interest receivable, net	2,053	4,470	2,033
Profit on ordinary activities before taxation	31,395	50,566	23,750
Tax on profit on ordinary activities	9,724	15,874	7,586
Profit on ordinary activities after taxation	21,671	34,692	16,164
Minority interest	130	303	137
Profit for the financial period	21,541	34,389	16,027
Dividend paid	-	-	-
Retained profit for the period	21,541	34,389	16,027
Basic earnings per share (pence)	2.1	3.4	1.6
Fully diluted earnings per share (pence)	2.1	3.4	1.6
Supplemental basic earnings per share (pence)[1]	2.2	3.6	1.7
Supplemental diluted earnings per share (pence)[1]	2.2	3.5	1.7

Consolidated Balance Sheet

	30 June 2002 Unaudited	31 Dec 2001 Audited[3]	30 June 2001 Unaudited[3]
	£'000	£'000	£'000
Intangible fixed assets	10,964	12,427	6,503
Tangible fixed assets	24,098	22,668	18,264
Other investments	2,849	3,555	3,148
Investment in own shares	2,388	2,388	2,540
	40,299	41,038	30,455
Stocks	1,137	581	863
Debtors and prepayments	52,961	32,204	36,229
Short term investments	107,579	94,376	89,001
Cash in hand and at bank	7,792	10,091	5,749
Creditors: amounts falling due within 1 year	(45,330)	(39,360)	(42,312)
Net current assets	124,139	97,892	89,530
Total assets less current liabilities	164,438	138,930	119,985
Provisions for liabilities and charges	(69)	(210)	(146)
Net assets	164,369	138,720	119,839
Shareholders' funds	163,630	138,111	119,396
Minority interests	739	609	443
Capital employed	**164,369**	**138,720**	**119,839**

Consolidated Cash flow Statement

	Six months Ended 30 June 2002 Unaudited	Full Year Ended 31 Dec 2001 Audited	Six months Ended 30 June 2001 Unaudited
	£'000	£'000	£'000
Net cash inflow from operating activities	20,165	57,001	25,319
Returns on investments and servicing of finance	2,041	4,604	2,159
Taxation	(8,005)	(9,643)	(825)
Capital expenditure and financial investment	(7,328)	(22,952)	(7,763)
Acquisitions and disposals	-	(1,351)	(1,351)
Management of liquid resources	(13,203)	(24,893)	(19,518)
Financing	4,270	1,558	1,737
(Decrease)/increase in cash	(2,060)	4,324	(242)

Notes to the UK GAAP Financial Statements

(1) Earnings per share

The supplemental earnings per share figures have been provided to show the effect of the tax benefit of the Qualifying Employee Share Ownership Trust and the effect of goodwill amortisation on earnings per share.

(2) Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

The principal differences between ARM Holdings plc's accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below.

Employee share options

Employer's National Insurance and similar taxes are payable on certain share options. Under UK GAAP a provision should be made based on the market price at 30 June 2002 pro-rata over the vesting period of the option. Under US GAAP the charge is made only when the option is exercised.

Acquisitions

Under US GAAP, payments to purchase intangible assets that are still in development (in process research and development) are charged directly to the profit and loss account. Following the introduction of FAS 142, goodwill is no longer amortised under US GAAP. There is no change in the treatment of goodwill amortisation under UK GAAP.

Cash

Under UK GAAP cash does not include short term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as current asset investments. Under US GAAP deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents.

Investment in own shares/ treasury stock

Under US GAAP these shares are treated as treasury stock and are included within shareholders' equity, at original cost. Under UK GAAP, investment in own shares is held at the lower of amounts receivable on exercise of options, where applicable, and market value.

Investments

Under US GAAP, investments in available for sale securities are marked to market where the market value is readily determinable. Under UK GAAP the company's accounting policy is to value investments at cost less any provisions for diminution in value.

(3) Deferred taxation

The Company has adopted FRS 19 'Deferred Tax' and has implemented it by way of a prior year adjustment. The current period effect of this is to decrease the UK GAAP tax charge by £431,000. The effect for 2001 is to increase the UK GAAP tax charge by £268,000 and to increase shareholders' funds at 31 December 2001 by £584,000. There is no longer any difference between UK GAAP and US GAAP in respect of the basis of calculation of deferred tax.

UK/US GAAP Reconciliations – profit and loss account

	Six months Ended 30 June 2002 Unaudited	Six months Ended 30 June 2001 Unaudited[3]
	£'000	£'000
Retained profit under UK GAAP	21,541	16,027
Movement on provision for employer's taxes on share options	(141)	(73)
Difference on amortisation of goodwill	773	25
Net income under US GAAP	22,173	15,979

UK/US GAAP Reconciliations - balance sheet

	30 June 2002 Unaudited	31 Dec 2001 Audited[3]
	£'000	£'000
Cash under UK GAAP	7,792	10,091
Short term investments	107,579	94,376
Cash and cash equivalents under US GAAP	115,371	104,467
Shareholders' funds under UK GAAP	163,630	138,111
Provision for employer's taxes on share options	69	210
Write off of in-process research and development	(150)	(150)
Difference on amortisation of goodwill	835	62
Investment in own shares /treasury stock	(2,388)	(2,388)
Shareholders' equity under US GAAP	161,996	135,845

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended December 31, 2001 have been delivered to the Registrar of Companies, upon which the Company's auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless.
ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM7TDMI-S, ARM7EJ-S, ARM720T, ARM922T, ARM926EJ-S, ARM946E, ARM946E-S, ARM966E-S, ARM1022E and ARM1026EJ-S, are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited; ARM, INC.; ARM KK; ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS and ARM Consulting(Shanghai) Co.Ltd..

This announcement contains "forward-looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company's actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARM® architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM' s ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company's ability to protect its intellectual property; and ARM' s ability to attract and retain employees.

More information on ARM is available at http://www.arm.com

Independent review report to ARM Holdings plc

Introduction

We have been instructed by the company to review the financial information which comprises the UK GAAP consolidated profit and loss account, the UK GAAP consolidated balance sheet, the UK GAAP consolidated cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
Cambridge
July 22, 2002

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